Direxion Shares ETF Trust

c/o Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue)

28th Floor

New York, NY 10019

January 24, 2019

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)

File Nos.: 333-150525 and 811-22201

Request for Withdrawal of Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement filed with the Securities and Exchange Commission on Form N-1A (the “Amendments”) solely with respect to the Direxion Daily Lithium Bull 2X Shares and the Direxion Daily Lithium Bull 3X Shares (the “Funds”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
231	12/27/18	485BXT	0001193125-18-358813
229	11/29/18	485BXT	0001193125-18-337771
227	11/1/18	485BXT	0001193125-18-315361
223	10/4/18	485BXT	0001193125-18-292997
222	9/6/18	485BXT	0001193125-18-267950
220	8/9/18	485BXT	0001193125-18-243949
219	7/12/18	485BXT	0001193125-18-216720
218	6/14/18	485BXT	0001193125-18-192752
217	5/22/18	485BXT	0001193125-18-170446
215	4/30/18	485BXT	0001193125-18-141516
214	4/23/18	485BXT	0001193125-18-126882
212	4/16/18	485BXT	0001193125-18-118707
206	2/1/18	485APOS	0001193125-18-029227

No securities of the Funds were sold in connection with the Amendments. The Trust has determined not to proceed with the offering of the Funds at this time and, therefore, respectfully requests withdrawal of the Amendments solely with respect to the Funds.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Stacy L. Fuller of K&L Gates LLP at (202) 778-9475.

Sincerely,

/s/ Angela Brickl
Angela Brickl
Secretary
Direxion Shares ETF Trust